ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

ANNUAL REPORT AND UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD 11 NOVEMBER 2021 TO 31 DECEMBER 2021

(Unaudited)

RESTATED

COMPANY INFORMATION

Board	Brigadier (Retired) I Cameron-Mowat	(Appointed 10 December 2021)
	R M Sloman	(Appointed 10 December 2021)
	D Szkubiel	(Appointed 10 December 2021)
	D J Field	(Appointed 10 December 2021)
	R A Mellor	(Appointed 10 December 2021)
Advisory Board	R J Kmiecik	(Appointed 10 December 2021)
	B M Coaker	(Appointed 10 December 2021)
	S R Flear	(Appointed 10 December 2021)
	D A Staveley	(Appointed 10 December 2021)
	L E Williams	(Appointed 10 December 2021)

File number 7599226 (Delaware)

Registered office
49763 Sandra Drive
Shelby Township
MI 48315

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
CONTENTS

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
DIRECTORS' REPORT
FOR THE PERIOD 11 NOVEMBER 2021 TO 31 DECEMBER 2021

The directors present their annual report and financial statements for the period 11th November 2021 to 31 December 2021.

Active Safety System Technologies INC. was incorporated on 11th November 2021, following the conversion of Active Safety System Technologies LLC.

Directors
The directors who held office during the period and up to the date of signature of the financial statements were as follows:

Brigadier (Retired) I Cameron-Mowat
R M Sloman
D Szkubiel
D J Field
R A Mellor

Restatement of Accounts
The accounting period has now been restated to cover the period solely from the conversion of the company from ASST LLC to ASST Inc on 11th November 2021 to the end of the accounting year (31st December 2021).

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

On behalf of the board

....
R M Sloman
Director

Date: ....

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

STATEMENT OF OPERATIONS

FOR THE PERIOD 11 NOVEMBER 2021 TO 31 DECEMBER 2021 (RESTATED)

	2021
	$
Turnover	-
Cost of Sales	-
Other Income	-
Gross Profit	**-**
Operating Expenses	
Bank Charges	(46)
Legal & Professional Fees	-
Consultancy Fees	-
IT Services	(140)
Franchise Taxes & Licences	-
Travel Expenses	-
Corporation Tax	-
TOTAL OPERATING EXPENSES	**(186)**
NET OPERATING LOSS	
OTHER INCOME / (EXPENSE)	-
TOTAL OTHER INCOME / (LOSS)	-
TOTAL COMPREHENSIVE LOSS	**(186)**

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC
BALANCE SHEET
AS AT 31 DECEMBER 2021 (RESTATED)

	Notes	2021 $	$
ASSETS			
Tangible assets			-
Current assets			
Debtors	5	788	
Cash at bank and in hand		720	
		1,508	
Total Assets			**1,508**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Creditors: amounts falling due within one year	6	-	
Total Current Liabilities		-	
Debt	7	16,210	
Total Liabilities		**16,210**	
Capital and reserves			
Common Stock	8	400	
Additional Paid in Capital (APIC)		400	
Retained Earnings / (Accumulated Deficit)	9	(15,502)	
Total Stockholders' Equity		**(14,702)**	
Total Liabilities and Stockholders' Equity			**1,508**

ACTIVE SAFETY SYSTEM TECHNOLOGIES INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD 11 NOVEMBER 2021 TO 31 DECEMBER 2021 (RESTATED)

(USD $ in Dollars)	**Additional Paid in Capital** **$**	**Retained Earnings / (Accumulated Deficit)** **$**	**Total Stockholders' Equity** **$**
Balance – November 11, 2021	nil	(15,316)	(15,316)
Capital Contribution	800	-	800
Net income / (loss)	-	(186)	(186)
Balance – December 31, 2021	**800**	**(15,502)**	**(14,702)**

See accompanying notes to financial statements.

ACTIVE SAFETY SYSTEM TECHNOLOGIES LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD 11 NOVEMBER 2021 TO 31 DECEMBER 2021 (RESTATED)

	2021
	$
Cash Flow from Operating Activities	
Net Income / (loss)	(186)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
Depreciation and amortization	-
Changes in operating assets and liabilities:	
Prepaid expenses and other current assets	-
Account Payable	-
Accrued Expenses and Other Liabilities	-
Net Cash Provided/(Used) by Operating Activities	**(186)**
Cash Flow from Investing Activities	
Expenditures Pertaining to Intangibles	-
Net Cash Used in Investing Activities	**-**
Cash Flow from Financing Activities	
Proceeds from Long Term Debt	-
Capital Contributions	12
Net Cash Provided / (Used) by Financing Activities	**12**
Change in cash	(174)
Cash – November 11, 2021	894
Cash – December 31, 2021	**720**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the period for interest	-
Cash paid during the period for income taxes	-
OTHER NONCASH INVESTING, FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of Property and Equipment not yet Paid For	-
Issuance of Equity in Return for Note	-
Issuance of Equity in Return for Accrued Payroll and Other Liabilities	-

See accompanying notes to financial statements.

1 Nature of Operations
Active Safety System Technologies Inc is a private company limited by shares incorporated in Delaware. The company trades from 49763 Sandra Drive, Shelby Township, MI 48315.

The Company traded as Active Safety System Technologies LLC until it was converted to a Corporation pursuant to Section 265 of the Delaware General Corporation Law on 11th November 2021.

The Company has been formed to exploit the patent and product portfolio of Advanced Blast & Ballistic Systems Limited (based in the UK) across the US and Canadian markets and as such it is proposed that the Company will be granted an exclusive distribution agreement to market those products in North America, such license to be entered into during 2022.

The Company will also, during 2022, enter into a sub-distribution agreement with Advanced Blast & Ballistic Systems USA Inc. which was created solely to manage a CRADA (Collaborative Research and Development Agreement) with the US Army.

1.1 Going Concern Matters
The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company currently operates in a pre-revenue stage, experiencing net losses in 2019, 2020 and 2021.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to continue operations. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 2023 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

1.2 Fiscal year
The Company operates on a December 31st year-end.

2 Summary of Significant Accounting Policies

2.1 Basis of accounting
The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

2.2 Risks and Uncertainties
The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

2.3 Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.4 Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

2.5 Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

2.6 Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021, and December 31, 2020.

2.7 Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

2.8 Intangible Assets
Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books include patents and corresponding legal expenses to secure the patents that the Company developed in prior years.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following:
1) a significant decrease in the market value of the asset,
2) a significant adverse change in the extent or manner in which an asset is used
3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2021.

2.9 Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

2.10 Expense Recognition
The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

2.11 Advertising & Marketing
Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

2.12 Rent
The Company currently does not pay any rent for office space.

3 Employees
The average monthly number of persons (including directors) employed by the company during the period was:

	2021 Number
Total	1

4 Taxation
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2021.

Net operating losses will be carried forward to reduce taxable income in future years. Due to Management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

	2021 $
Current tax	-
Adjustments in respect of prior periods	-

5 Debtors

	2021
Amounts falling due within one year:	**$**
Corporation tax recoverable	-
Other debtors	788
	788

Other Debtors represent the amount of shares in the company which have been issued, but monies not yet received (expected Q1 2022)

6 Creditors: amounts falling due within one year

	2021
	$
Other creditors	-
	-

7 Creditors: amounts falling due after one year

	2021
	$
Other creditors	16,210
	16,210

Other creditors are made up of:

a) A loan of $15,960 from Advanced Blast & Ballistic Systems Limited, a related Company based in the UK.
b) Initial cash injection of $100 plus $150 filing fee paid directly by D Szkubiel

8 Called up equity

Under the articles of incorporation, the Company is authorized to issue Common Stock.

The total number of shares of Common Stock authorized to be issued is ten million (10,000,000) shares at a par value $0.0001 per share.

	2021	**2021**
	Number	**$**
Common Stock Issued and Fully Paid	4,000,000	400

During the period Common Stock of $0.0001 were issued for a total consideration of $800.00.

9 Retained Earnings / (Accumulated Deficit)

	2021
	$
At the beginning of the period	(15,316)
Profit / (Loss) for the period	(186)
At the end of the period	(15,502)

For tax purposes, the NOL carry forward was $nil at the start of the period (as a result of the conversion from an LLC), resulting in a NOL carry forward of $186 at the end of the period.

10 Contingencies

No lawsuits have been filed nor threatened against the Company.

11 Subsequent events

The Company evaluated subsequent events through February 28, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.